SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For June 7, 2016

QIWI plc

Kennedy 12,

Kennedy Business Centre, 2nd Floor,

P.C. 1087, Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-190918) OF QIWI PLC AND IN THE OUTSTANDING PROSPECTUS CONTAINED IN SUCH REGISTRATION STATEMENT.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

QIWI plc (“QIWI” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission, the following information concerning the matters voted upon at the Annual General Meeting (“AGM”) of the Company held on June 2, 2016.

The matters to be voted upon were notified to the shareholders on record and, through the Depositary, to all registered holders of American Depositary Shares (“ADSs”) who were holding the ADSs on a record date determined by the Depositary. The total number of Class A shares eligible to vote at the AGM was 15,516,573, with a total of 155,165,730 voting rights; the total number of Class B shares was 44,903,733, with a total of 44,903,733 voting rights. Each Class A share carries ten votes and each Class B share carries one vote.

The following is a brief description of the matters voted upon at the AGM of the Company held on June 02, 2016,

•	Adoption of the Company’s audited financial statements for the 2015 financial year.

•	Re-appointment of ERNST & YOUNG as the Company’s Auditors.

•	Election of Directors to the Board of Directors of the Company; and

•	Approval of the Directors’ remuneration.

Regarding adoption of the audited financial statements of the Company for the 2015 financial year, the final voting results were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To adopt the audited consolidated financial statements of the Company for the 2015 financial year	39,096,635	963	11,213
To adopt the audited standalone financial statements of the Company for the 2015 financial year	39,096,535	963	11,213

Regarding the re-appointment of ERNST & YOUNG as the Company’s Auditors, the final voting results were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To re-appoint ERNST &YOUNG represented by ERNST & YOUNG LLC (Russia) and Ernst &Young Cyprus Limited (Cyprus) as the Company’s Auditors	39,108,103	515	193
To approve the Auditor’s remuneration	39,104,943	963	2,524

Regarding the Election of Directors to the Company’s Board of Directors, the final voting results were as follows:

•	Mr. Andrey Romanenko, Mr. Boris Kim, Mr. David Birch and Mr. Sergey Solonin, were elected and appointed to the office of Elected Directors of the Company.

•	Mr. Marcus James Rhodes, Mr. Osama Bedier and Mr. Rohinton Minoo Kalifa were elected and appointed to the office of Independent Directors of the Company.

Regarding the approval of remuneration for the Directors of the Company, the final voting results were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To approve non-executive Directors’ remuneration	39,061,780	45,554	1,527
To approve no remuneration shall be fixed for executive Directors of the Company	39,064,711	42,203	1,947

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIWI PLC (Registrant)

Date: June 7, 2016	By:	/s/ Alexander Karavaev
Alexander Karavaev
Chief Financial Officer